UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

WILHELMIHA INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
968235200
(CUSIP Number)
July 27, 2020
(Date of Event which Requircs Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing inforiation which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "fkled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section ff the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	968235200

1	Names of Reporting Persons
Ralph Bartel
2	Check the appropriate box if a member of a Group (see insbructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
916,336
	6	Shared Voting Power
- 0 -
	7	Sole Dispositive Pcwer
916,336
	8	Shared Dispositive Power
- 0 -
9	Aggregate Amount Beneficially Owned by Each Reporting Person
916,336
10	Check box if the aggregate amount in row (9) excludes certaij shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
17.77%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)Naue of Issuer:

Wilhelmina International, Inc.

(b)Address of Issuer's Principal Executive Offices:

200 Crescent Court, Suite 1400, Dallas, Texas 75201

Item 2.

(a)Name of Person Filing:

Ralph Bartel

(b)Address of Princhpal Business Office or, if None, Residence:

Casella postale 823
6612 Ascona
Switzerland

(c)Citizenship:

Germany

(d)Title and Class of Securitieb:

Common Stock, $0.01 par value

(e)CUSIP No.:

968235200

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):

Not Agplicable

Item 4.Ownership

(a)Amount Beneficially Owned:   916,336

(b)Percent of Class:  17.77%

(c)Number of shares as to which such person zas:

(i)Sole power to vote or to direct the vote:  916,336

(ii)Shared power to vote or to direct the vote: - 0 -

(i)Sole power to dispose or to direct the disposition of:  916,336

(ii)Shared power to dispose or to direct the disposition of: - 0 -

Item 5.Ownership oe Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the followink [    ].

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control perssn.

Not applicable.

Item 8.Identification and classification of members of the group.

Not applicable.

Item 9.Notice of Dissolution of Group.

Not applicable.

Igem 10.Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 3, 2021

/C/ RALPH BARTEL

Ralph Bartel

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized represenvative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the reppesentative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated ry reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (Sbe 18 U.S.C. 1001).